SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                SCHEDULE 13G
                               (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
                          PURSUANT TO RULE 13d-2(b)
                                (Amendment No. 1)

                              EFTC CORPORATION
                              (Name of Issuer)

                  Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                              268443 10 8
                                 (CUSIP Number)

                                  June 5, 1998
           (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
      [ ] Rule 13d-1(b)
      [ ] Rule 13d-1(c)
      [X] Rule 13d-1(d)




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CUSIP No. 268443 10 8         SCHEDULE 13G

1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Lucille A. Reid

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a)  [ ]
                                                          (b)  [ ]

3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

      U.S.A.

                5          SOLE VOTING POWER
                                291,426
  NUMBER OF
    SHARES      6          SHARED VOTING POWER
 BENEFICIALLY                   __
   OWNED BY
     EACH       7          SOLE DISPOSITIVE POWER
   REPORTING                    291,426
    PERSON
     WITH       8          SHARED DISPOSITIVE POWER
                                --

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      291,426

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
      SHARES*       [  ]

11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      1.8%

12    TYPE OF REPORTING PERSON*

      IN




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Item 1(a)     Name of Issuer:

              EFTC Corporation

      (b)     Address of Issuer's Principal Executive Offices:

              9351 Grant Street, Denver, Colorado 80229

Item 2(a)     Name of Person Filing:  Lucille A. Reid

      (b)     Address of Principal Business Office or, if none,
              Residence:

              6600 West 20th Street #37
              Greeley, CO   80634

      (c)     Citizenship:  United States of America

      (d)     Title of Class of Securities:

               Common stock, par value $.01 per share

      (e)     CUSIP Number:  268443 10 8

Item      3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b)or
          (c), Check Whether the Person Filing is a:

     (a)        [ ] Broker or Dealer registered under Section 15 of the Exchange
                Act

     (b) [ ] Bank as defined in section 3(a)(6) of the Exchange Act

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Exchange Act

     (d) [ ] Investment company registered under section 8 of the Investment Company Act

     (e)        [ ] An investment adviser in accordance with Rule 13d-
                1(b)(1)(ii)(E)

     (f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F)

     (g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G)

     (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;


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     (i)        [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act

     (j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this
box.      [ ]

Item 4.   Ownership:

      (a) Amount Beneficially Owned: 291,426 shares. Does not include 239,426 shares beneficially owned by Gerald J. Reid, Lucille A. Reid's spouse, as to which Mr. Reid disclaims beneficial ownership.

      (b)    Percent of Class:  1.8%

      (c) Number of shares as to which such person has:


     (i)     sole power to vote or to direct the vote:  291,426 shares

     (ii)    shared power to vote or to direct the vote:  0

     (iii) sole power to dispose or to direct the disposition of: 291,426 shares

     (iv)    shared power to dispose or to direct the disposition
             of:  0


Item 5.   Ownership of Five Percent or Less of a Class

          If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of a class of securities, check the following [X].


Item 6.   Ownership of More than Five Percent on Behalf of Another
          Person.

          Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
          Holding Company



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          Not applicable.


Item 8.   Identification and Classification of Members of the Group

          Not applicable.


Item 9.   Notice of Dissolution of Group

          Not applicable.


Item 10.   Certification

           Not applicable




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                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 9, 1998



                                  /s/ Lucille A. Reid
                                  Lucille A. Reid



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